3-30-04

SECURITI[illegible] ISSION
Washington, D.C. [illegible]

RECEIVED
MAR - 4 2004
SEC MAIL PROCESSING SECTION
WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34631

CM 3-25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" Street, 2nd Floor
(No. and Street)

Santa Rosa, CA 95401-5274
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald G. Gloisten 805/653-5944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hovik M. Khaloian
(Name – *if individual, state last, first, middle name*)

520 N. Central Ave., Suite 650, Glendale, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald G. Gloisten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS Financial Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

[signature]

Notary Public

ELAINE LEVEY
Commission # 1354246
Notary Public - California
Los Angeles County
My Comm. Expires Apr 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2003

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

January 30, 2004

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$ 323,664
Deposit with clearing broker	106,724
Commissions receivable (Note 1)	423,434
Receivable from non-customers	36,691
Note receivable-stockholders (Note 4)	82,933
Securities owned, at market (Note 1)	75,048
Deferred income taxes (Note 3)	10,700
Other assets (Note 1)	40,664
Property and equipment at cost, less accumulated depreciation of $103,354 (Note 1)	30,450
TOTAL ASSETS	$ 1,130,308

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 120,164
Commissions payable	456,485
Income taxes payable	71,120
Deferred income Taxes (Note 3)	10,600
	658,369
COMMITMENTS AND CONTINGENCIES (Note 5)	-
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	62,386
Retained earnings	405,053
TOTAL STOCKHOLDERS' EQUITY	471,939
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,130,308

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 5,661,588
Net investment gains (losses)	14,490
Interest and dividends	256,235
Consulting revenue	74,465
	6,006,778
EXPENSES	
Commissions and brokerage costs	4,585,680
Employee compensation and benefits	757,429
Occupancy and equipment rental	94,884
Taxes, other than income taxes	46,081
Other operating expenses	317,013
	5,801,087
INCOME BEFORE INCOME TAXES	205,691
INCOME TAXES (Note 3)	
Current	81,000
Deferred	(2,300)
	78,700
NET INCOME	$ 126,991

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	30	$ 4,500	$ 62,386	$384,062	$450,948
Dividends paid	-	-	-	(106,000)	(106,000)
Net income	-	-	-	126,991	126,991
Balance at December 31, 2003	30	$ 4,500	$ 62,386	$405,053	$471,939

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 5,563,637
Cash paid to suppliers and employees	(5,689,400)
Interest received	256,235
Interest paid	(111)
Income taxes paid	(12,051)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	118,310
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in deposit with clearing broker	(859)
Increase in receivable from non-customers	(36,691)
Increase in other assets	(9,524)
Purchase of property and equipment	(21,083)
NET CASH (USED) BY INVESTING ACTIVITIES	(68,157)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in note receivable-stockholders	1,267
Dividends paid	(106,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(104,733)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(54,580)
CASH AND CASH EQUIVALENTS - Beginning of Year	378,244
CASH AND CASH EQUIVALENTS - End of Year	$ 323,664
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 126,991
Non-cash expenses included in net income:	
Depreciation and amortization	8,016
Deferred income taxes	(2,300)
Changes in assets and liabilities:	
(Increase) in commissions receivable	(186,906)
(Increase) in securities owned	(6,891)
Increase in accounts payable and accrued expense	32,577
Increase in commissions payable	77,899
Increase in income taxes payable	68,924
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 118,310

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is a securities broker/dealer engaged in the sale of securities to the general public.

Securities

Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition

Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks

The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents

The Company considers money market funds as cash equivalents.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets

Other assets consist of prepaid expenses of $38,690, deposits of $1,974 and organization costs net of amortization of $3,270. The Company has fully amortized organization costs on a straight-line basis over five years.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2003, the Company had net capital of $217,609 which was $117,609 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 3.0 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities comprised of the following at December 31, 2003:

Deferred Tax assets:	
Salary accruals	$ 4,200
State income Taxes	6,500
	10,700
Valuation allowance	-
	$10,700
Deferred tax liabilities:	
Depreciation	$10,600

NOTE 4 - NOTE RECEIVABLE-STOCKHOLDERS

5.5% unsecured note receivable from stockholders with interest only annual payments through April 2010. The principal balance of $80,000 will become due and payable on April 30, 2010.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under an operating lease agreement from its stockholders. The lease requires monthly rentals of $2,100 and expires in June 2004.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $850.

Future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

Year ending December 31,	
2004	$ 12,600
Total	$ 12,600

Total rent expense for the year ended December 31, 2003 amounted to $94,884, including amounts paid to stockholders of $24,600.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. The contributions to the profit sharing plan for the year ended December 31, 2003 amounted to $78,641.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2003 amounted to $24,385.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

NASD Investigation

As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations.

Litigations

The Company is potentially a defendant in a pending arbitration before the National Association of Securities Dealers. Inc. (NASD) in connection with a claim filed by a former registered representatives alleging breach of contract and various torts, including defamation. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

The Company is a defendant in two lawsuits for alleged breach of fiduciary duty in its capacity as an investment advisor. The suits seek compensatory damages in unspecified amounts. Although the Company intends to vigorously contest the allegations, the ultimate outcome of the actions cannot be presently determined and no provision for liabilities have been made in the accompanying financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

NET CAPITAL		
Total stockholders' equity		$ 471,939
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		
Net of commissions payable	$ 44,277	
Receivable from non-customers	36,691	
Note receivable-stockholders	82,933	
Deferred income taxes	10,700	
Other assets	40,664	
Property and equipment	30,450	245,715
Net capital before haircuts on securities positions		226,224
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	4,397	
Preferred stocks	1,290	
Money market mutual funds	155	
Other	2,773	8,615
NET CAPITAL		$ 217,609
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 120,164
Commissions payable		456,485
Income taxes payable		71,120
Deferred income taxes		10,600
TOTAL AGGREGATE INDEBTEDNESS		$ 658,369
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 117,609
Ratio: Aggregate indebtedness to net capital		3.0 to 1

SCHEDULE II
GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5

As of December 31, 2003

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 548,792	$ 332,731
Decrease in commissions receivable	-	(4,322)
Increase in non-allowable assets	-	(1,190)
Increase in haircuts on securities	-	(2,409)
Decrease in commissions payable	(4,823)	4,823
Increase in accounts payable and accrued expenses	83,225	(83,225)
Increase in income taxes payable	25,975	(25,975)
Other audit adjustments	5,200	(2,824)
Per Schedule I	$ 658,369	$ 217,609

SCHEDULE III
GBS FINANCIAL CORP.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of December 31, 2003

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the GBS Financial Corp. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended December 31, 2003.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

January 30, 2004